Filed by Progressive Waste Solutions Ltd.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Waste Connections, Inc.

(Commission File No. 1-31507)

Date: January 19, 2016

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EDITED TRANSCRIPT

WCN - Waste Connections Inc and Progressive Waste Solutions Ltd

Agree To Combine M&A Call

EVENT DATE/TIME: JANUARY 19, 2016 / 1:30PM GMT

OVERVIEW:

On 01/19/16, WCN and Progressive Waste Solutions announced that they have entered into a definitive agreement to merge in an all-stock transaction.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

CORPORATE  PARTICIPANTS

Worthing Jackman Waste Connections, Inc. - EVP and CFO

Ron Mittelstaedt Waste Connections, Inc. - CEO and Chairman

Joe Quarin Progressive Waste Solutions Ltd. - CEO

CONFERENCE  CALL  PARTICIPANTS

Derek Spronck RBC Capital Markets - Analyst

Tyler Brown Raymond James & Associates, Inc. - Analyst

Joe Box KeyBanc Capital Markets - Analyst

Jeff Volshteyn JPMorgan - Analyst

Sachin Shah Albert Fried & Company - Analyst

Corey Greendale First Analysis Securities - Analyst

Alex Ovshey Goldman Sachs - Analyst

Charles Redding BB&T Capital  Markets  - Analyst

Andrew  Buscaglia Credit Suisse - Analyst

Chris Murray AltaCorp Capital - Analyst

Michael Hoffman Stifel Nicolaus - Analyst

Scott Levine Imperial Capital - Analyst

Al Kaschalk Wedbush Securities - Analyst

Tony Bancroft Gabelli & Co. - Analyst

PRESENTATION

Operator

Ladies and gentlemen,  thank you for standing by. Welcome to the joint conference call regarding the Waste Connections and Progressive Waste Solutions combination.

(Operator Instructions)

As a reminder, this conference is being recorded Tuesday, January 19, 2016. I would now like to turn the conference over to Worthing Jackman, EVP and CFO. Please go ahead, sir.

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

Okay. Thank you, operator, and good morning, everyone. Welcome to this joint conference call with Waste Connections and Progressive Waste to discuss this morning’s announcement by both Companies to combine in a stock-for-stock transaction.

Before we begin, I would like to call your attention to the first few pages of a slide presentation we filed this morning in conjunction with our release. These pages include disclaimers and notices regarding additional information and where to find it, and the participants in the solicitation of votes.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

The discussion during the call today will include forward-looking statements, and actual results could differ materially from those made in the statements. The factors that could cause actual results to differ are discussed in the cautionary statement in those first few pages.

Today’s call is not intended and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy securities of Waste Connections or Progressive Waste. We will have prepared remarks, and then we will move into a question-and-answer session.

Now, I’d like to turn the call over to Ron Mittelstaedt,  the CEO and Chairman of Waste Connections.

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Okay. Thank you, Worthing, and good morning, everyone, from New York City. With me this morning is Steve Bouck, our President; Worthing Jackman,  our CFO; and Mary Anne Whitney, our VP of Finance. In addition, from Progressive Waste, we are joined by Joe Quarin, CEO; and Dan Pio, Chief Integration Officer; and Chaya Cooperberg, VP of Investor Relations and Corporate Communications.

I will start with a brief overview and highlights of the transaction. Then Joe will say a few words before we move into Q&A. Following this call, Mary Anne and I will fly with [Hyatt] to Progressive’s offices outside of Toronto to begin Canadian investor visits. We will spend remainder of the week meeting with investors throughout Canada, while Steve and Worthing meet with investors in US. Worthing will also be available for follow-up calls throughout the day today.

Turning now to the announcement.  As noted in our joint press release, we are extremely excited to welcome Progressive Waste into the Waste Connections family and believe the combination will be quite compelling to our collective employees, shareholders, and other stakeholders. Under Waste Connections’ leadership, we believe we can instill the corporate culture, safety focus, operational excellence, and accountability  that have served us so well and which we believe are necessary for long-term success within Progressive’s complementary markets.

These improvements, together with expected immediate SG&A synergies  and other cash flow benefits, should accelerate value creation for both Companies’ shareholders. Put simply, we believe this combination creates a Company uniquely positioned with industry-leading operating in free cash flow margins together with the balance sheet to drive further growth and increase the return of capital to our shareholders. This transaction has been carefully structured  to maintain the historical differentiated operating and financial strength of Waste Connections’ unique model.

Let’s turn to the highlights of the proposed transaction. This combination brings together complementary offering footprints under a proven and stable Management Team with a long-term track record of shareholder value creation. For Waste Connections, 2015 marks our 12th consecutive year of positive total shareholder returns, and over the past decade, our stock has outperformed the TSR of larger-cap companies in our sector by more than 2 times, and the S&P 500 by almost 3 times.

In year, one we anticipate the combined Company will generate adjusted EBITDA between $1.25 billion and $1.3 billion and deliver more than $625 million of adjusted free cash flow, excluding the impact of any divestitures and/or assets swaps. We expect the combined Company will continue to lead the industry with 30% plus EBITDA margins, while maintaining Waste Connections’ exceptional conversion percentage of EBITDA to free cash flow.

To drive further value creation, we will look to either divest and/or swap assets within certain US markets to maintain the consistency of our differentiated strategies. By year two of the transaction, the combined Company could push 32% EBITDA margins or higher.

We believe the combination should generate approximately $50 million in SG&A cost savings. In addition, upon closing, we’ll be able to lead and accelerate Progressive Waste’s progress in turning around certain underperforming markets in the US that had hampered them in 2015. These benefits are not in our synergies estimate. Also not in our synergies estimate is the potential $20 million to $25 million of cost savings we could achieve if we improve Progressive Waste’s safety performance to our industry-leading metrics.

As our stockholders know, we are extremely focused on free cash flow generation and growth in free cash flow per share. Tax-effected synergies, CapEx discipline,  and other cash flow benefits are expected to contribute incrementally to the combined Company’s cash flow in year one. On a

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

free cash flow per-share basis, this should represent a more than 20% accretion in year one to the approximate $3-per-share current street estimate for Waste Connections. With stocks in our sector trading around a 5.5% forward free cash flow to market cap yield, or about an 18 multiple, we believe this stock-for-stock transaction will be quite compelling to both Companies’ shareholders.

The stock-for-stock structure should also enable us to maintain our current strong credit profile at close. We expect to maintain our flexibility upon future growth opportunities, annually increase our quarterly cash dividend rate, which may be adjusted after closing, and return additional capital to stockholders through opportunistic share repurchases. Maintaining investment-grade ratings is also important in light of the current disruptions and volatility in the leveraged-finance and high-yield market.

Upon completion of the transaction, the combined Company will be led by Waste Connections’ current Management Team and use the Waste Connections name. The Company will be locally branded as Progressive Waste in Canada, and either Waste Connections or the local operating brand throughout the US.

We expect to add two new solid waste regions to our operate structure, a Canadian region led by Progressive Waste’s current Operating Team, and a new Southern region that combines most of what is currently Progressive Waste’s West region along with Waste Connections’ complementary assets in those states. The new Southern region will be led by an RVP and other operating and financial leaders from Waste Connections.

On a pro forma basis, we estimate region revenue for the combined Company, before any asset divestitures or swaps, to break down approximately as follows for solid waste. About 25% from our current Western region, 25% from the new combined Southern region, 20% from a combined Eastern region, 15% from a combined Central region, and 15% in Canada.

The Board of Directors for the combined Company will include the five current members of the Waste Connections Board and two members from Progressive Waste’s current Board. The transaction is structured  as a reverse merger with the new Company domiciled in Canada. The combined Company will maintain its corporate headquarters in the Woodlands, Texas, and Canadian operating headquarters in Toronto, Ontario.

And now, I’d like to pass the call to Joe Quarin for a few additional comments before we head into Q&A.

Joe Quarin - Progressive Waste Solutions Ltd. - CEO

Thank you, Ron. As noted in the release, we believe combining with Waste Connections makes compelling strategic and financial sense, with the all-stock structure providing our shareholders with the opportunity to participate in the significant near- and long-term upside potential for this combination.  As previously mentioned, this combination should accelerate the local market improvements we already have underway. And the minimal overlap and complementary profile of our assets should provide our employees new opportunities for growth and continuing development.

Our Board of Directors conducted a review of the strategic options available to the Company and unanimously concluded that this transaction is in the best interest of Progressive Waste and our shareholders, especially given the overwhelmingly compelling financial benefits and the value creation resulting from the combination.  We also believe domiciling the combined Company in Canada demonstrates the strong continuing commitment and support we expect to maintain within our local communities. Ron?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Thank you, Joe. I appreciate that. With that, I will now turn this call over to the operator to open up the lines for your questions. Operator?

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

QUESTIONS  AND  ANSWERS

Operator

(Operator Instructions)

Derek Spronck, RBC Capital Markets.

Derek Spronck - RBC Capital Markets - Analyst

Good morning. My first question is just on the regulatory front. Do you foresee any issues with the regulatory front? And in particular, Investment Canada Act, do you require approval in that regards?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Derek, no. There was a lot of thought put into the structuring of this transaction. As you know, it is a reverse merger on a technical  basis, and as such, really, Waste Connections shareholders are effectively receiving shares in Progressive through this transaction, and so there is no review required under the Investment  Canada Act. The combined Company will be a Canadian-domiciled Company, so that is really no change.

And as far as any other regulatory approval, there is approval required of the Toronto Stock Exchange, and there is a review of the respective Competition Bureau as well as the Justice Department in the United States. But there is no overlap in field operations between our two Companies virtually whatsoever. That’s one of the benefits of this transaction on a complementary asset basis, and so there should be no Competition Bureau or HSR review period that is extensive at all.

Derek Spronck - RBC Capital Markets - Analyst

That’s great. So the Q2 closing seems certainly feasible. Just moving  on quickly on the tax front, can you talk a little bit about how the tax structure is going to look following the merger?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Well, obviously, this is a combination.  As you know, Progressive Waste enjoys in their Canadian operations the benefit of a lower corporate tax within Canada. Waste Connections  over the years has worked very hard to achieve a tax step up on our transactions we’ve done throughout the United States, so that we have very high deductibility of goodwill and other intangibles because of the way we’ve structured our deals historically.

So as we went into this deal, one of the reasons that we structured it in the way that we did is it maximized the benefits of the existing structures, whereas some of that could have been lost if we had structured it with a traditional Waste Connections acquisition of Progressive. So the short version is we achieved the best of both Companies’ tax situation from the way the structure has been derived, and it’s pretty straightforward after that.

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

And if you work through the implications on effective tax rate, you get an approximate 27% or so estimated effective tax rate.

Derek Spronck - RBC Capital Markets - Analyst

That’s fantastic. Thanks. I’ll get back in the queue if I have any other questions. Thank you.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Operator

Tyler Brown, Raymond James.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

Hey, good morning, guys.

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Good morning, Tyler.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

First off, congrats on the deal, and thanks for the commentary. But I’m not sure if you’ll indulge me here a little bit, but on the 10% to 15% in the US that you talked about in the release that might be up for rationalization, can you give us a sense of maybe how much  EBITDA that might be? Or thought of another way, is it safe to say that it wouldn’t be 10% to 15% of the US EBITDA?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes. Well, first off, the 10% to 15%, Tyler, is 10% to 15% of Progressive’s revenue, so if you look at their $1.9 billion -- I’m rounding -- you get about $150 million to $200 million bandwidth, so of the combined Company, it’s half of that 10% to 15%. I can tell you that we’ve identified -- Progressive has identified, they’ve been working through this actually over the last several years. As you know, they made a divestiture in Long Island earlier in 2015.

There is approximately  $100 million of revenue that the two Companies have identified that, while EBITDA positive, is actually EBIT negative, and just a flat divestiture of that $100 million would increase EBIT overnight without any regards to what comes our way for that. So I would tell you that it is not anywhere near 10% of their EBITDA. In fact, it’s a very, very low-single-digit  number. So what I would be telling you is for that 10% to 15%, whether we were to divest or swap, and the reality  is, it will be a combination of those two, you should expect EBIT and EBITDA to go up from that process.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

I assume free cash flow as well?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Correct

Tyler Brown - Raymond James & Associates, Inc. - Analyst

Okay. And then Worthing, just to be clear, can we walk through the pro forma capital structure just as it will look at the time of closing? So basically, I think you mentioning 3 times debt, but basically, you’re looking for around $3.5 billion of debt for the combined entity. And then, can you help us out on maybe the share base just to be just clear?

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

Sure. There’s about $3.6 billion of pro forma debt that we expect at closing, and therefore, if you take the $1.25 billion at the low end, forecasted year-one EBITDA, you would just start out of the gate at a sub 3 times leverage. Obviously, at $1.3 billion, even lower. The share count, we estimate about 174 million shares outstanding post closing.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

Okay, perfect. And then just real quick housekeeping, but one, will Progressive’s NOLs convey in the deal? And two, what is the FX rate that is contemplated in the pro formas?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Tyler, this is Ron. Yes, that’s  one of the things I was referring to earlier in my commentary on the contemplation of the structure. Structuring things away we did protected the NOLs that Progressive had had, so we do get the benefit, the combined Company gets the benefit of those. That was something was very important. And our guidance as we’ve given it today in the combined release is predicated on a $0.69 to a $0.70 on the dollar current FX rate.

Tyler Brown - Raymond James & Associates, Inc. - Analyst

Perfect. Very, very helpful. Thank you.

Operator

Joe Box, KeyBanc.

Joe Box - KeyBanc Capital Markets - Analyst

Hey, good morning, everybody.

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Good morning, Joe.

Joe Box - KeyBanc Capital Markets - Analyst

So Ron, this a pretty unique deal, not just in structure and size, but it’s clearly the entry into some competitive markets for you guys. I’m just hoping that you could maybe put a little bit more color around why some these markets maybe aren’t truly as competitive as they may seem, and ultimately, what attracted you to Progressive and what you like about some of their specific markets?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes. Well, number one Joe, I would tell you that we believe once we swap or divest the 10% to 15% that we’ve talked about, the reality is that 85% to 90% of Progressive’s markets look very, very similar to the historical foundational tenets of Waste Connections.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Number one, they have a leading market position, and certainly, in virtually every area they are within Canada, they either have long-term exclusive agreements in Canada coupled with an integrated position with often the best landfill position in those markets in conjunction with the contracts.

If you look at their West region, which is part of our new South region, their Texas business, which is one of their largest footprints in the US, is a highly municipal contract and franchise business and is integrated. If you look at parts of their Florida business, particularly  the Gulf Coast parts, again, it is a high-contract business and fully-integrated leading position.

So as we work our way through, you could make the same statement about Louisiana. You can make the same statement about their position Missouri. So other than a few locations, which I would consider more urbanized collection-centered locations, Progressive is predominantly in suburban markets, less so than metro. They are highly contractual in nature, and they are fully integrated in those, and so it’s actually very consistent.

So if you like at the traditional Waste Connections solid waste model, we’ve run about 50% what we call exclusive markets. If you look at the pro forma revenue of these two Companies now, well, we just gave you that 25% of the revenue comes from our West region. That’s 100% exclusive.

15% of the revenue comes from Canada. I’ll be conservative and call 50% of that exclusive, so that takes you to 32.5%. And then if I look at the new Southern region, our Southern region, comfortably half of that region is exclusive, and so that region represents 30%. So you immediately get to about 43% to 45% exclusive.

So while the merger expands the footprint of the Company quite dramatically, the Company stays within about 5 to 7 percentage points of the exclusive nature hallmark that has been the tenet of Waste Connections. That’s something  we looked at very hard throughout his process because we believe it’s critical for the long-term success in this business. And obviously, we will improve  those percentages as we rationalize that 10% to 15% of revenue, and we’ll push closer back to that 50% pretty quickly.

Joe Box - KeyBanc Capital Markets - Analyst

I appreciate that. That’s perfect. Thank you. And then just quickly on free cash flow, obviously  there’s a substantial gap between your free cash flow profile and historical Progressive.

Can you maybe just talk to the typical trajectory to harmonizing the free cash flow profile? Is that something that maybe we could see over the next 12- to 24-month period, or are there maybe some investments that are needed here and maybe it takes 3 to 5 years to get Progressive’s free cash flow profile more in line with yours?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes well, look, we have just guided that the pro forma run rate Company in the first year will have 15%-plus free cash flow margins, which is in line with Waste Connections. We’ve been running, as you know, between 15% and 17%, so right out of the box, the way we’ve structured this and with synergies, we are going to achieve the 15% plus, which is virtually double anyone else in this sector as a percentage of revenue, as you know. So that was critical, the way we structured things and what kind of synergies we had as well as other issues.

Look, Progressive has made substantial reinvestment in their Company over the last three years. And as we look at things, their CapEx as a percentage of revenue was trending down in 2016 and 2017 and 2018 because of the investments they had made, really, 2011 through 2015, heavy landfill investments, heavy fleet investments in CNG, heavy transfer investments in certain parts of the country, so that is going to be coming down.

Now, they do have the New York transfer and disposal contract. I would call that a one-time CapEx. We are very aware of that number and understand it well. But -- and that contract I think makes tremendous  sense the way it is outlined right now and structured. But we’ll start out at 15%, and I believe we will improve from there.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Joe Box - KeyBanc Capital Markets - Analyst

Great. Thanks guys. Take care.

Operator

Jeff Volshteyn, JPMorgan.

Jeff Volshteyn - JPMorgan - Analyst

Good morning, and thank you for taking my question. On an operational level, how do you compare the systems, the equipment, going to be org chart between the two Companies? And then the $50 million of cost synergies, how will they be broken up, breakups by these operational areas?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

On the systems front, the Companies are fairly similar. Progressive is on a singular general ledger platform; Waste Connections is on a singular general ledger platform. We will ultimately be converting the Progressive GL platform to ours, so there will be a singular financial platform for the entire Company.

Progressive is on one billing platform in Canada and one in the US effectively. Waste Connections is on a singular billing platform. We will be converting their operations to our billing platform. So within the first six months post closing, we’ll be on a singular billing platform throughout North America, and within the first 30 days post closing, we will be on a singular financial platform post closing.

As far as the synergies, we’ve outlined that those are SG&A synergies. Obviously, the two Companies each have their own headquarters, and obviously, there’s a need for a singular headquarter. That will be in the Woodlands. We will be assessing the talent from both Teams and looking to put together a singular Team that takes the best of both.

But we’re pretty confident that $50-million number is really, if you will, deemed through -- comes through the corporate overhead functions of the two Companies. It really doesn’t contemplate any field or operating synergies. Those are all an upside.

Jeff Volshteyn - JPMorgan - Analyst

Excellent. As a follow-up, Ron, I think you mentioned a multiple that is implied in the transaction. I didn’t catch that number, and maybe can you -- were there -- maybe can you quantify the implied multiple per transaction?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes, what we said is that if you give an 18 multiple to -- we said that the free cash flow of the sector tends to trade at about a 5.5% yield to market cap, and that yields about an 18 multiple. And we said if you use that, that provides about a 30% immediate upside in valuation to both Companies’ shareholders, just using that number alone.

Jeff Volshteyn - JPMorgan - Analyst

Okay. Thank you.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Operator

Sachin Shah, Albert Fried.

Sachin Shah - Albert Fried & Company - Analyst

Hi, good morning. Congratulations on the deal. So I just want to confirm, I think I heard that no [investor] in Canada is required, competition Canada and HSR are the two remaining regulatory approvals. Is that correct?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes, that’s correct.

Sachin Shah - Albert Fried & Company - Analyst

Okay. And far as the dividend policy is concerned, are you expecting to maintain that dividend policy?

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

Yes. From Waste Connections’ side, we started our dividend payments in 2010. We’ve had double-digit increases each year since then. Once the combination is complete, we’ll take an assessment -- a reassessment of the dividend policy for the combined Company going forward, but obviously, we expect to maintain a dividend going forward

Sachin Shah - Albert Fried & Company - Analyst

Okay. And you’re expecting the deal to close probably the second half of -- second quarter of -- second half of the second quarter of 2016, or is it maybe a little bit later or sooner?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes, right now we believe that if you use sometime in May as a proxy for things, that’s a fair date. It could be a little earlier than that; it could be a little bit later than that. But we certainly see it occurring within the second quarter.

Sachin Shah - Albert Fried & Company - Analyst

Okay, perfect. Thank you very much.

Operator

Corey Greendale, First Analysis.

Corey Greendale - First Analysis Securities - Analyst

Good morning, guys, Congratulations.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Good morning.

Corey Greendale - First Analysis Securities - Analyst

I had a few quick questions for you. First of all, the divestitures that you’re contemplating, are you looking at those as a conditional of closing, are might those not happen until after the full transaction closes?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Oh, no, those would not happen until after the transaction closes whatsoever. Those would be something that we believe would occur in 2016, but they certainly would be a post-closing process.

Corey Greendale - First Analysis Securities - Analyst

Okay. And then just thinking about the profile of the Company post closing, so historically, Progressive’s internal growth has been below Connections’ internal growth. Is there something different about the profile of their secondary and exclusive markets that will result in that being the case indefinitely, or do you think you can do something to improve their internal growth up toward the Connections internal growth levels?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Well, number one, Corey, there are often cycle differences between Canada and the US in terms of their economic growth that’s going on, and so at times that there has been some strength in the US, there has been little less in Canada, or vice versa. And so that’s part of, I think, what you’ve seen in differential between Progressive and Waste Connections, number one.

Number two, they have -- they Progressive -- had some drag on their organic growth from some of the operations that they exited earlier in 2015. And if you look at the Progressive’s third quarter and their guidance for the fourth quarter on internal growth in price and volume, I think you’d see it’s pretty close to Waste Connections.

So look, the short version is, is that we continue to believe the combined Company, from everything we’ve looked at, will have price that looks very similar to Waste Connections’ historical, that has volume, of course, depending on what’s going on in the respective country’s GDP, but that has volume that looks similar to the blend between Waste Connections and Progressive. So we still maintain that you’re looking at an organic growth rate on any normalized year on the combined Company of 4% to 6%, split roughly between price and volume.

Corey Greendale - First Analysis Securities - Analyst

Okay, that’s very helpful. And the other question is, on the acquisition front, do you expect that after the transaction, you’ll keep doing $60 million in acquired revenue every year? As you expand the footprint here, do you think it could be a bigger number?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes. Well look, Progressive has had a strong acquisition presence for the last several years, many years. We have traditionally done in a conservative year $75 million.

I would tell you that we believe that with the new footprint, that we are now looking on the combined Company at a number probably of $125 million to $150 million as a normal course of tuck-ins through the larger footprint now. And obviously, opportunistically, that could be higher.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

But we are certainly going to continue on the path that we’ve had, we’ve identified on our end. And we’ve got a very robust pipeline. We’ve reviewed to within what we can under the law Progressive’s pipeline. They’ve got a full pipeline. So again, I think for the indefinite future, that number of $125 million to $150 million a year is a fair number.

Corey Greendale - First Analysis Securities - Analyst

Okay. If I could just share in one other quick one, this is not on this topic, but as long as I have you, maybe you won’t answer, but given what’s happened to oil prices, any change to you expectation for E&P on a Waste Connections basis in 2016?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

The short answer is no, Corey. We have not seen any real material change between $45 and $30 in drilling activity. Obviously, it takes a little time to react to that, but we are now seeing that for the most part, rig counts down north of 70% plus from its peak of 16 months ago.

But I can tell you that we just gave, as you know, we released our Q4 and full-year -- we release our Q4 numbers, which you can then extrapolate the full-year numbers, and you saw that we were above the range in revenue and in EBITDA, and obviously, that has our E&P business in there. So it performed in the fourth quarter in line with what we had guided in Q3 for Q4

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

Corey, as you know, when we gave our thoughts on 2016, crude was back at around $45 a barrel. We had assumed some weakness going forward. Now obviously, it was hard to predict it dropping below $30, but we had assumed it would get worse before it got better as you move through 2016.

The question will be is, will the drop of crude, and you get to the winter season, how worse is worse and how better is better as things start recovering as of later this year early 2017. So I’d say stay tuned for how the year plays out on that.

Corey Greendale - First Analysis Securities - Analyst

Okay, I hear you. Very helpful. Thank you.

Operator

Alex Ovshey, Goldman Sachs.

Alex Ovshey - Goldman Sachs - Analyst

Thank you. Good morning, guys, Congrats on this opportunity.

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Thank you, Alex. Good morning,

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Alex Ovshey - Goldman Sachs - Analyst

Ron, so most of my questions have been already asked, but just a few ones. Just for Progressive, under energy exposure, it doesn’t seem like they have any direct exposure, but just given their positions up in Canada and Texas, anything that you guys are concerned about in terms of maybe knock-on effects of lower oil on those parts of their business?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

No. That’s something we take a hard look at, Alex. First off, the answer to your -- the Texas question, they really have virtually no exposure in Texas. They really did not service a number of E&P clients in either Texas or Louisiana whatsoever.

In Canada, obviously, there’s an oil and gas presence throughout Canada, but that has been felt, if you will, throughout most of 2015. They do not, at their Canadian landfills, have a large percentage of E&P revenue the way that we have dedicated landfills in the US that take E&P. So the reality is, is this reduces the combined Company’s footprint quite dramatically with regard to E&P overall.

Alex Ovshey - Goldman Sachs - Analyst

Okay. Makes sense. And the last one, would you guys be willing to give a pro forma EPS number for the combined entity?

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

It’s too early at this point. As you know, with acquisition accounting, it’s not until you close the deal, finalize all the out purchase price allocations, and start to run them through can you get a GAAP number or GAAP estimate because again, acquisition accounting puts so much burden of non-cash items within a P&L. That’s why the easiest thing to focus on at this point in time is a cash flow discussion and a cash flow per share discussion.

Alex Ovshey - Goldman Sachs - Analyst

Got it Worthing. Thank you very much. Best of luck.

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

Sure.

Operator

Charles Redding, BB&T Capital Markets.

Charles Redding - BB&T Capital Markets - Analyst

Good morning, gentlemen. Thanks. Ron, perhaps you could just drill down a little further on the current environment for operations in Canada. It doesn’t sound like you’re overly concerned here. It doesn’t sound like the E&P direct exposure for Progressive is perhaps as pronounced as some might expect. Maybe just give us your overall take on the overall macro environment and perhaps what you’re thinking, how that shapes up over the next several quarters.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes. Well number one, the overall exposure that Progressive had through E&P, not only as a Company but even within Canada, is far less than what Waste Connections had with, obviously, our R360 business that we acquired in late 2012. Again, it is something we looked at because of how important oil and gas is in the Canadian economy.

Certainly, there’s some service locations that are affected by a decline in that, but at the end of the day, throughout 2015, throughout Q4, volume and price remained very strongly positive in Canada for Progressive, and that’s something we’ve taken a look at. So whatever impact the decline in crude has had up there, it’s not having a material impact to the price and volume numbers in Canada, and so that we feel very good about.

We also -- obviously, the business is affected in Canada by FX, as I said earlier. Our guidance in today’s release is based on a $0.69 to $0.70, which is the most current. It’s also a 15-year-plus low. So we believe that over time, that FX from where we’ve currently guided becomes hopefully a tailwind, not a headwind.

So they also get the, if you want to call it this, they get the benefit on the cost side of the equation in Canada on both capital and expenses of that reduction in FX. So on balance, we believe that this derisks the combined Company to oil and gas exposure, not increases.

Charles Redding - BB&T Capital Markets - Analyst

Great. Thanks, Ron.

Operator

Andrew Buscaglia, Credit Suisse.

Andrew Buscaglia - Credit Suisse - Analyst

Hey, guys. Thanks for taking my question. Everything is pretty answered at this point, but just I wanted to walk through, just to play devil’s advocate for second, your -- just with regards the timing of the acquisition, obviously, Progressive has had some issues in the West they’ve been dealing with and they’re working through.

Did you -- what was the vetting process like when looking at those assets? Was there any concern there’s other things going on in other regions? And then obviously, Canada potentially slowing here, but can you just talk about how you scrubbed through some of the ongoing issues with Progressive?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes. Look, we know Progressive’s assets in US very well. We spent, I consider, a very reasoned period of time taking a very hard look not only at their assets in their West, but their assets in their East region, and of course, Canada.

They have, for a decade or more, had a very consistent and strong performance at their assets in Canada. And we took a 10-year-plus look at that, and the stability of the performance has been exceedingly impressive. I think that it speaks, obviously, to their markets there and their asset positioning within those markets.

Look, within the West, within their West region, there was a confluence of things that hit at the same time. There was some significant flooding that occurred, and that caused operational, maintenance, and facility issues that were one-time in nature but you don’t recover from overnight. They take a couple of quarters to three quarters to work through. I’d say they are three quarters through that.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Then they put in some more robust expenses to shore up risk and maintenance that I concur with, that -- on what they did were necessary. The timing of it made it tough, coming at the same time that they were taking an impact of FX in Canada, so they -- that’s what I referred as more of the perfect storm.

But their West assets, Progressive’s West assets are excellent assets, in and around the greater Dallas-Fort Worth market, the Austin market, everything north of the Houston market within Texas. The same thing about their Louisiana assets. So those were the areas they had the difficulty. We believe that has stabilized and will be improving throughout 2016. And we certainly know where those push points are for us.

As I look at their major other assets, their asset in St. Louis is exceptional. Their assets in Arkansas, exceptional. Their assets throughout Florida are very strong, especially in the Gulf.

They have good assets in the Greater Baltimore-Washington area. Of course, a large landfill in northern New York. So we took a very hard look at all of these.

Andrew Buscaglia - Credit Suisse - Analyst

Okay. That’s helpful. So you’re confident -- sounds like you’re confident the investments made up to this point are substantial whereas you would not probably have to make further investment going forward?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Well, there will be further investment, but I don’t think there is outside -- outsized investment, excuse me. I think if you look at Progressive’s business doing -- again, I’m rounding, and of course, there’s some movement in FX on this, but if you look at it being a $1.9 billion to $1.95 billion US revenue dollar-denominated business, at that number, you’re looking at approximately an 11% CapEx number for 2016, excluding any singular investment. If they move forward with the New York contract, that is not out of line.

We believe that over time -- and that is certainly down from where they had been in the last several years. And we believe that over time, that number comes down to a number analogous to ours, which is closer to 10% CapEx as a percentage of revenue over time. And again, once there is rationalization of certain markets, as we’ve outlined today, that also helps.

Andrew Buscaglia - Credit Suisse - Analyst

All right. Thanks, Ron

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes.

Operator

Chris Murray, AltaCorp Capital.

Chris Murray - AltaCorp Capital - Analyst

Thank you. Good morning, gentlemen. The first question, just is there break fee or anything associated with the transaction?

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

With any public-to-public transaction, there is always various break and termination provisions and fees. That is something that’s required as a public-to-public deal.

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

And you’ll see that filed --

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

And you’ll see that filed when we file the document, which is a requirement to be filed with an 8-K as a definitive agreement.

Chris Murray - AltaCorp Capital - Analyst

All right. Thanks. So we’ll have a look when we see that.

My next question maybe is more appropriate for Joe. Joe, the start of the strategic review process I think came as a surprise to a number of shareholders. What really gives you the confidence that you guys have the best transaction at this point, that there wasn’t something else that would make more sense, either going alone or perhaps divestitures? And any thoughts on the fulsomeness of this process and some of the lead-up into this transaction?

Joe Quarin - Progressive Waste Solutions Ltd. - CEO

Sure. Thanks, Chris. We believe this combination is going to accelerate the improvements that we already have underway. A lot of confidence the transaction, the benefits. It really is the benefits that will accrue to all of our stakeholders. And the combination also provides significant upside potential. So I think the elements of this transaction, it did come together fairly quickly, but our Board, they understand their fiduciary responsibility, and we unanimously supported this one.

Chris Murray - AltaCorp Capital - Analyst

Were there any thoughts about pursuing maybe another bid, or was this always an exclusive transaction?

Joe Quarin - Progressive Waste Solutions Ltd. - CEO

Chris, I’m not going to go into details on what we did and didn’t do as part of the process. That will all be laid out as part of the filings

Chris Murray - AltaCorp Capital - Analyst

All right. Thank you, gentlemen.

Joe Quarin - Progressive Waste Solutions Ltd. - CEO

Thanks, Chris.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Operator

(Operator Instructions)

Michael Hoffman, Stifel.

Michael Hoffman - Stifel Nicolaus - Analyst

Hi. Thank you, Ron and Worthing, for taking my call. Housekeeping question. Does the MLP PLR that resides at WCN, does the status of that change as a result of this combination?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

No, it does not. It still is intact. Our entity is completely intact. Our shareholders own 70%, so there is no change of control of that entity. So yes, and again, I think with this and the footprint that we now have, or hope to have post transaction, and certainly where crude is today, it’s a moot point

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

That hasn’t been a good asset class (multiple speakers)--

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

But being hopeful on a go-forward basis that we’ve -- that still sits out there

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. And then how would you frame things you do differently regarding safety and repairs and maintenance that gives you that incremental confidence of that $20 million to $25 million plus -- the $20 million to $25 million is just safety, but the incremental savings that comes operation. Can you talk a little bit about some of those differences that you think you can bring to bear to these assets?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Well look, if you look at the history of how Progressive has been put together over time, where Waste Connections used -- built its wall with a lot of little bricks, and there’s benefits and detriments of that. We were able to integrate as we went.

Where Progressive, obviously, between BFI Canada, IESI, Waste Services, had larger bricks in building their wall, and so they didn’t really fully move in to the full integration process really until Joe came onboard  as the CEO. And before that, there was more operating autonomously within the organization as entities.  So they were further behind on that curve that through their 15 years than we were at our 15 years.

So I think one of the benefits  is, is that they have begun that process and are well underway in that process, but this allows us to take where they are at, know where we want to get to because we’ve been at this for the last 19 years and feel we have a fairly dialed-in approach in risk and maintenance and culture and structure, and we are going to take the best parts of what they’ve already done and incrementally layer on what we do. And I believe that over the next year or so, year and a half, we will get to those types of numbers. So that’s really the short answer.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Again, if you look, Michael, we have, as you know, in our history, we have acquired pieces from other public companies. We have acquired pieces from Waste Management. We acquired pieces directly from Allied BFI.

We acquired pieces directly from Republic. And in every one of those deals, we well exceeded the pro forma expectations and the historical performance of those pieces. This is, of course, larger and a different public Company, but we expect the same.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. Fair enough. I realize everybody has asked about Canada over and over again, but is it fair to characterize that the East is performing well, the West is going through it, secular issues, but the two seem to be balancing each other out?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

I would say that the East has been improving over the last two years, certainly, and there’s several reasons for that. Number one, Progressive divested a difficult market that was dragging them in Long Island, as you know. That was part of the improvement.

Two, there’s been substantial organic improvement in Florida, and that is been a driver. And so the East has been improving.

The West, I would call that a natural occurrence, meaning a flood as well as some conscious decisions on the cost side at the same time, but that is stabilized. So they’re on balance. They are, I think it’s fair to say, balancing each other.

And then very balanced performance across Canada. Again, really, I said we’ve looked back over an 8- to 10-year period, and the dial just doesn’t really move. Their operations are very, very consistent in Canada

Michael Hoffman - Stifel Nicolaus - Analyst

And no doubt, because of the landfill concentration, it gives them a sustainable advantage on the overall profitability in Canada.

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

That certainly is a part of it. But if you go back, those were legacy BFI assets. There’s people that have been in place for 20 to 40 years that know that market inside out, that have incredible relationships. They have long-term contracts there. When you couple the human resource structure they have and relationships with their landfills, that’s what makes for success there.

Michael Hoffman - Stifel Nicolaus - Analyst

Got it. And then Joe, can you frame your fourth quarter in context of what Progressive said to the market in the third quarter?

Joe Quarin - Progressive Waste Solutions Ltd. - CEO

Sure, Michael. We put out the revenue top line. We are very comfortable with where the revenue is going to come in, that it will be consistent. And right now, we’re just going through the final closed pieces of it, but very much consistent and in line.

Michael Hoffman - Stifel Nicolaus - Analyst

So no surprises is a good way to think about it as well?

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Joe Quarin - Progressive Waste Solutions Ltd. - CEO

No surprises.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. And then, Ron and Worthing, are there any interesting or unusual reps or warrants that will be part of this transaction given the pace at which had to be undertaken to put it all together?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Number one, there’s no unusual reps and warranties, and this is how -- I’m going to call it, this is straight down the middle public-to-public deal. And obviously, you’ll be able to see all of that in the document that is filed.

Again Michael, while this may seem to those on the outside as fast, there’s been substantial work. If you go back, these are the type of transactions that used to get done over a weekend. They started on Friday and they were signed on Sunday. That’s not us what’s happened here.

There has been a month-long plus protracted due diligence by both Companies on each other, as well as very negotiated and comprehensive agreement and schedules. So I would tell you that there’s been quite a bit of work done, and more than, I would argue, has been done in our sector in virtually any public-the-public deal that’s been done.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. Thanks very much.

Operator

Derek Spronck, RBC Capital Markets.

Derek Spronck - RBC Capital Markets - Analyst

Okay, thank you. Just quickly, does the merger change anything with regards to the progression of the award of the New York City disposal contract?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

I’m going to let the Progressive representatives -- obviously, that’s -- they’re intimately involved in that, and they’re the most qualified to answer that.

Joe Quarin - Progressive Waste Solutions Ltd. - CEO

I do not believe so Derek. Our local Team remains on the ground, and there -- nothing changes for us in terms of the contract, and we look forward to bringing that to conclusion.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Derek Spronck - RBC Capital Markets - Analyst

Okay. Thanks, Joe. And in terms of the US Northeast assets, does the award of the New York City contract, does that determine whether you hold onto or divest potentially of the assets in the US Northeast?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

No. That’s not a determining factor on what we’ll do. We view the New York contract as a standalone opportunity. It’s been a long-term process between Progressive and New York City if it comes to fruition. It’s a very complex, very well thought through, very beneficial to New York as well as Progressive over a very long period of time, and it really is disaggregated from the operations Progressive has in the Northeast today. So they’re two completely separate decisions.

Derek Spronck - RBC Capital Markets - Analyst

Do you see metro buyers of the US Northeast assets, if you do plan on divesting of them going forward?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Well number one, Derek, to make it clear, we have not said that the Northeast is the area that we would look to divest. We haven’t said that about anywhere specifically, and we wouldn’t do that for competitive and other reasons until that decision was actually completed. But what I can tell you is that we believe there are natural buyers or partners in a slot for the revenue we’ve identified that may not, post closing,  make as much sense in the combined Company, and we do not view that as an impediment.

Derek Spronck - RBC Capital Markets - Analyst

Okay. Thanks, Ron. Thanks, Joe.

Operator

Scott Levine, Imperial Capital.

Scott Levine - Imperial Capital - Analyst

Good morning, guys.

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Good morning, Scott.

Scott Levine - Imperial Capital - Analyst

So the synergies (technical difficulties), I think you’re saying $50 million in SG&A, 1.25% of sales, how conservative do you see that being? And I think you talked about additional OpEx savings potentially and bringing some of the lower-margin businesses at (inaudible) up to you levels, but how much confidence do you have that we might see upwards in savings from this deal associated with the OpEx as you get deeper into the weeds?

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

Sure. Hey, Scott. It’s Worthing. First off, I’d highlight that the $50 million is 2.5% of the revenue that we are taking on, so I think you need to look at it as with Progressive’s denominator, not the combined Company’s denominator.

Secondly, with regards to operational benefits, if you look at their US assets alone, and that’s what the primary focus has been, if you just look at least a 200-basis-point assumption of improvement over time before safety improvements, that alone is upwards of $25 million, plus or minus of operational improvements over time. And as we noted earlier in the script, safety alone, if it trends towards our metrics, could add another $20 million to $25 million on top of that. And so while the immediate SG&A that we can talk about and look at is $50 million, as you look over the next three to five years, we would hope we have another $40 million to $45 million within the operational and safety side.

Scott Levine - Imperial Capital - Analyst

Got it. Thank you. And as a follow-up on the capital allocation, I know it’s early days still, and you’re indicating you’ll maintain the dividend here in the interim, but with 3 times leverage, you guys have been running the 2.5 to 3 times. It’s safe to say, assuming that type of pro forma balance sheet, that you guys would maintain your traditional capital allocation policy, and are any other changes with regard to the buyback remaining on hold, or any additional color on your thoughts there.

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

Again, if you look at where we are pre-transaction or post transaction, we still maintain a balance sheet that is sub 3 times levered. You still look at a debt-to-free cash flow multiple, you’re still looking at something that’s around 6 times or less. Again, that’s extremely, extremely low for the sector, many of the sectors.

By the way, right now, pre-transaction, our outstanding debt to free cash flow is also about 6 times. So the metrics really don’t change as we see it pre-closing versus post closing, and therefore, the return to capital strategy that we’ve typically deployed should also remain in a very similar going forward, which is dividend, and which is returning 2% to 3% via opportunistic share repurchases

Scott Levine - Imperial Capital - Analyst

Got it. One last one of the tax. I think, Worthing, you said pro forma tax rate of 27%. I don’t know, did you mention (inaudible) has NOLs that could extend until 2018? Do you expect to preserve that?

And then maybe lastly, on bonus depreciation which was renewed, I don’t know if you could elaborate on implications for your free cash flow maybe renewal there.

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

I know on the Waste Connections side, for us, it’s about a $15 million to $20 million potential cash tax savings, not only last year that we pushed into this year, but this year as well. And again, a little bit less on the Progressive side given the fact that you have the weight of all the additional NOLs and some other things that are absorbing some of those cash taxes already

Scott Levine - Imperial Capital - Analyst

Great, thanks. Congratulations.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Worthing Jackman - Waste Connections, Inc. - EVP and CFO

Sure.

Operator

Al Kaschalk, Wedbush.

Al Kaschalk - Wedbush Securities - Analyst

Good morning, guys. Congratulations on the announcement today.

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Thank you, Al. Good morning.

Al Kaschalk - Wedbush Securities - Analyst

I just wanted to touch on the acquisition slash divestiture and why you haven’t really announced. And I think one of the areas that seems to me that makes a lot of sense just from a business standpoint, I think you touched on it, Ron, but should investors look for more swaps in terms of this divestiture acquisition, because to me that’s where you’re going to get the best leverage from a marginal perspective. Could you just talk a little bit about that?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes. What I would say on this 10% to 15% of revenue that we’ve called out, that we believe is, I’m going to use the word not consistent with our historical tenets, what investors should know is that whether they are swaps, asset sales, or a combination -- and the truth is that’s probably what it will be is a combination -- the end result will be that EBIT and EBITDA will go up and revenue will be flat to down from that process.

So it will be the process will yield a margin-enhancing and free cash flow-enhancing result. So that’s what people should understand. And that 10% to 15% of revenue, if it is swapped or a portion of it, will be in a market in a position consistent with our tenets.

Al Kaschalk - Wedbush Securities - Analyst

Great. Just a follow-up on that. Now that given your current size and then the pro forma size, when you look at this transaction, why would we not expect -- maybe you just said it -- but why shouldn’t we expect a reduction or sale of businesses that you buy, whether it be a region or a local market, just because of the (technical difficulty) or creating structure that you guys have there, and that is you really go after the niche markets where you have scale or where you have barriers to entry?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Well look, Al, the simple answer is the following. We’re going to continue to do throughout Waste Connections’ original footprint, we traditionally do $75 million plus of tuck-ins and one or two standalones per year to build new markets to grow off of in future years. That’s going to continue.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Progressive has -- there are tuck-in opportunities throughout their US and Canadian footprint, and let’s just be very conservative and call that $30 million to $40 million a year. They also have new market opportunities in their state, in their footprint, both in the US and Canada, that are consistent with our tenets, meaning that it is either a suburban market if it’s a competitive, it’s integrated with a one- or two-market position, or its it long-term contract in nature. So they also have that.

So again, if we just be conservative using a number of around $125 million, which is what I said earlier, on the combined footprint I think is fair, that number could be and will be in years higher than that. But if you just look at that, that’s about 3% to 4% -- if you use $125 million to $150 million in acquired revenue year, that’s 3% to 4% external growth. You couple that with 4% to 6% organic growth, which is where the Company we believe will run, and you basically get a continuation of effectively the top-line growth rate that Waste Connections has had certainly in the latter years as we’ve got larger and the denominator has gotten larger, and that yields a double-digit-type EBITDA growth if we get that 6% to 8% top-line growth.

Al Kaschalk - Wedbush Securities - Analyst

Thanks.

Operator

Tony Bancroft, Gabelli and Company.

Tony Bancroft - Gabelli & Co. - Analyst

Good morning, everyone. I realized that you said this will all come out in the filing, but just to get a sense of some scope, how long were you thinking about this deal? And was it something that made sense only after the issues in the West with Progressive last year, or something that’s always attractive given, obviously, tax rates in your respective markets?

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Yes, well, number one, this is not something that just occurred. We have talked to the Progressive Executive Group off and on just about whether a combination would make sense. If it did, how would it look? What were the benefits? What were the obstacles?

We’ve had those conversations. Joe and I have had those off and on over a three-year-plus period. Actually, prior to Joe, Keith Carrigan and I had those conversations, so that dates back over five years.

So we’ve known -- the Companies know each other at a corporate level, at a field level as well, thoroughly well. And so it was really something -- obviously, there were some catalysts that occurred throughout the latter half of 2015, but this was really something that was an evolutionary issue that came together.

Tony Bancroft - Gabelli & Co. - Analyst

Thank you

Operator

I’m showing no further questions registered at this time.

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JANUARY 19, 2016 / 1:30PM, WCN - Waste Connections Inc and Progressive Waste Solutions Ltd Agree To Combine M&A Call

Ron Mittelstaedt - Waste Connections, Inc. - CEO and Chairman

Okay. Well, if there are no further questions, on behalf of both Waste Connections and Progressive Waste, we appreciate your listening to and interest in the call today. Worthing will be available today to answer any questions we are unable to address.

And as noted earlier, our two Teams will be traveling to visit with both Companies’ shareholders and other interested investors over the next several days. Thank you again for your interest, and we appreciate your time.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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